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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 For A Press Release Issued On November 13, 2001

                         COMMERCIAL CONSOLIDATORS CORP.
                 (Translation of Registrant's Name into English)

        5255 YONGE STREET, SUITE 1010, TORONTO, ONTARIO, M2N 6P4 CANADA
                    (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

        Indicate by check mark whether the registrant, by furnishing the information contained in this form, is also thereby furnishing the information to the Commission, pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

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         On November 13, 2001, Commercial Consolidators Corp. (the "Company")
issued a press release concerning the terms of an exchange of up to US $5,000,000 of an existing credit facility from MFI Export Finance Inc. into a convertible debenture. The agreement of terms is subject to the execution of a definitive agreement, final regulatory approval and approval of the Company's Board of Directors. See the Company's press release attached hereto as
Exhibit 1.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       COMMERCIAL CONSOLIDATORS CORP.



                                       By: /s/  Guy Jarvis
                                          --------------------------------------
                                          Name: Guy Jarvis
                                          Title: Chief Executive Officer


Date: November 14, 2001


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                                  EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

EXHIBIT NO.       DESCRIPTION OF EXHIBIT
-----------       ----------------------
   99.1           Press Release announcing the Company's and MFI Export Finance Inc.'s Agreement
                  to Terms for a Convertible Denture.


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